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SEC FILE NUMBER 000-13117

CUSIP NUMBER 42227G202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION HealthWarehouse.com, Inc.
Full Name of Registrant
Former Name if Applicable 7107 Industrial Road
Address of Principal Executive Office (Street and Number) Florence, Kentucky 41042
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 14, 2009, Clacendix, Inc. (the “Company”) completed a share exchange transaction (the “Exchange”) pursuant to the terms of a Securities Exchange Agreement, dated as of May 14, 2009 (the “Securities Exchange Agreement”) with HealthWarehouse.com, Inc. (“HWI”).  Under the Securities Exchange Agreement, the Company acquired all the outstanding capital stock of HWI.  As a result of the Exchange, which was accounted for as a reverse recapitalization, HWI became a subsidiary of the Company, with HWI’s former stockholders acquiring a majority of the outstanding shares of the Company’s common stock.  The Company changed its corporate name from Clacendix, Inc. to HealthWarhouse.com, Inc., following stockholder approval in accordance with applicable law. The Company succeeded to the business of HWI as its sole line of business.

The Company is unable to file its Form 10-K for the year ended December 31, 2011 within the prescribed time period because the Company is experiencing delays in collection and compilation of certain information which the Company believes is required to be included in the Form 10-K, due to the lack of staff capable of assisting in the gathering of the required financial information.  The Company’s Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Patrick E. Delaney, Chief Financial Officer	(513)	618-0911
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 Yes ☒  No  ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             Yes ☒ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a loss from of operations of approximately $(5,757,073) for the year ended December 30, 2011 as compared to a net loss of $(3,691,674) for the year ended December 31, 2010.   The reasons for the change were increased operating costs in 2011 due to the growth in the business, particularly for increased salary related expenses for additional headcount. In addition, the Company incurred greater expenses in connection with financings, including a significant increase in interest expense due to recognition of debt discount related to warrants issued to debt holders, bad debt expense and non-cash stock compensation expense.

HealthWarehouse.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2012	By	/s/ Patrick E. Delaney Patrick E. Delaney Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data file within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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